Exhibit 2.1
Execution Version

AGREEMENT AND PLAN OF MERGER
 AND REORGANIZATION

by and among:

KUBIENT, INC.,
 a Delaware corporation;

ADM MERGER SUB, INC.,
 a Delaware corporation;

and

ADOMNI, INC.,
 a Delaware corporation

Dated as of May 24, 2023

i

3.6.	Capitalization.	26
3.7.	SEC Filings; Financial Statements.	28
3.8.	Absence of Changes	29
3.9.	Absence of Undisclosed Liabilities	29
3.10.	Title to Assets	30
3.11.	Real Property; Leasehold	30
3.12.	Intellectual Property.	30
3.13.	Agreements, Contracts and Commitments	31
3.14.	Compliance; Permits.	33
3.15.	Legal Proceedings; Orders.	33
3.16.	Tax Matters.	34
3.17.	Employee and Labor Matters; Benefit Plans.	36
3.18.	Environmental Matters.	39
3.19.	Transactions with Affiliates	39
3.20.	Insurance	39
3.21.	No Financial Advisors	39
3.22.	Anti-Bribery	39
3.23.	Valid Issuance	40
3.24.	Shell Company Status	40
3.25.	Opinion of Financial Advisor	40
3.26.	Investment Representation	40
3.27.	Disclosure	40

SECTION 4.	CERTAIN COVENANTS OF THE PARTIES	40

4.1.	Operation of Parent’s Business.	40
4.2.	Operation of the Company’s Business.	43
4.3.	Access and Investigation	44
4.4.	Parent Non-Solicitation.	45
4.5.	Company Non-Solicitation.	46
4.6.	Notification of Certain Matters.	46

SECTION 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	47

5.1.	Registration Statement; Proxy Statement.	47
5.2.	Company Information Statement; Stockholder Written Consent.	48
5.3.	Parent Stockholders’ Meeting.	49
5.4.	Regulatory Approvals	51
5.5.	Company Options	52
5.6.	Employee Benefits	52
5.7.	Indemnification of Officers and Directors.	53
5.8.	Additional Agreements	55
5.9.	Disclosure	55
5.10.	Listing	55
5.11.	Tax Matters.	56
5.12.	Directors and Officers	56
5.13.	Termination of Certain Agreements and Rights	56
5.14.	Section 16 Matters	57
5.15.	Cooperation	57
5.16.	Allocation Certificates.	57
5.17.	Company Financial Statements	57
5.18.	Takeover Statutes	58

5.19.	Stockholder Litigation	58

SECTION 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	58

6.1.	No Restraints	58
6.2.	Stockholder Approval	58
6.3.	Listing	58
6.4.	Effectiveness of Registration Statement	58

SECTION 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	59

7.1.	Accuracy of Representations	59
7.2.	Performance of Covenants	59
7.3.	Documents	59
7.4.	Consents	60
7.5.	FIRPTA Certificate	60
7.6.	No Company Material Adverse Effect	60
7.7.	Termination of Investor Agreements	60
7.8.	Company Stockholder Written Consent	60
7.9.	Company Lock-Up Agreements	60
7.10.	Company Net Cash and Indebtedness	60
7.11.	Capital Raise	60
7.12.	No Debt Default	60

SECTION 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	60

8.1.	Accuracy of Representations	61
8.2.	Performance of Covenants	61
8.3.	Documents	61
8.4.	Consents	61
8.5.	No Parent Material Adverse Effect	61
8.6.	No Litigation	61
8.7.	Parent Board	62

SECTION 9.	TERMINATION	62

9.1.	Termination	62
9.2.	Effect of Termination	63
9.3.	Expenses; Termination Fees.	64

SECTION 10.	CERTAIN LIMITATIONS	65

10.1.	Limitation on Warranties; No Reliance	65
10.2.	Disclosure Schedule	66
10.3.	Survival	66

SECTION 11.	MISCELLANEOUS PROVISIONS	67

11.1.	Reserved	67
11.2.	Amendment	67
11.3.	Waiver.	67
11.4.	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	67
11.5.	Applicable Law; Jurisdiction	68
11.6.	Attorneys’ Fees	68

11.7.	Assignability	68
11.8.	Notices	68
11.9.	Cooperation	69
11.10.	Severability	69
11.11.	Other Remedies; Specific Performance	69
11.12.	No Third Party Beneficiaries	70
11.13.	Representation of Counsel	70
11.14.	Construction.	70

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Company Voting Agreement
Exhibit C	[Reserved]
Exhibit D	Post-Closing Officers
Exhibit E	Company Employment Agreement Parties
Exhibit F	Restrictive Covenant Agreement Parties
Exhibit G	Form of Restrictive Covenant Agreement
Exhibit H	Promissory Note
Exhibit I	Form of Certificate of Merger
Exhibit J	Parent Employment Agreement Parties
Exhibit K	Company Lock-Up Signatories
Exhibit L	Parent Employment Agreement Terms

v

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of May 24, 2023, by and among Kubient, Inc., a Delaware corporation (“Parent”), ADM Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Adomni, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.          Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B.          The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties intend to adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C.         The Parent Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement, the other Transaction Documents and the Contemplated Transactions, including the authorization and issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent, and other actions contemplated by this Agreement and the other Transaction Documents, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Contemplated Transactions, including the Parent Stockholder Matters.

D.          The Merger Sub Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement, the other Transaction Documents and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E.         The Company Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the other Transaction Documents and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Contemplated Transactions, including the Company Stockholder Matters.

F.          Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the stockholders of the Company listed on Schedule A-2 (the “Company Signatories”) (solely in their capacity as stockholders of the Company) are executing a voting agreement in favor of Parent in substantially the form attached hereto as Exhibit B (the “Company Voting Agreement”).

G.          It is expected that within five (5) Business Days after the Registration Statement is declared effective, the Company Signatories that will consist of holders of at least a majority of each class of the Company Capital Stock (with each series of preferred stock of the Company voting together as a single class on an as-converted basis) will execute and deliver an action by written consent to adopt and approve this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company, in form and substance reasonably acceptable to Parent (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

H.          Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Company has issued to Parent a secured promissory note having an original principal amount equal to $2,000,000, in the form attached hereto as Exhibit H (the “Promissory Note”), secured by the pledge of 586,855 shares of the Company’s common stock by each of Jonathan Gudai (“Gudai”) and Jonathan Fine (“Fine” and together with Gudai, the “Pledgors”) who are officers and directors of the Company pursuant to the Stock Pledge Agreement dated as of the date hereof by and among Parent and the Pledgors, and Parent has provided to the Company an amount in cash (paid via wire transfer of immediately available funds to an account designated by the Company) equal to $2,000,000 on the date hereof ($181,797.75 of which the Company is hereby instructing Parent to pay directly to Perkins Coie (as defined below) via wire transfer of immediately available funds to an account specified in writing prior to the effectiveness of this Agreement).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

SECTION 1.	DESCRIPTION OF TRANSACTION

1.1.         The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2.         Effects of the Merger.  The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

1.3.        Closing; Effective Time.  Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form attached hereto as Exhibit I (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4.         Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time:

(a)          the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that immediately prior to the Effective Time, the Company shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to Adomni Enterprise, Inc. or such other name as the Company may reasonably determine prior to filing such amendment;

(b)         the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation, provided, however, that at or prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Adomni, Inc.” and (ii) make such other changes as are mutually agreeable to Parent and the Company;

(c)         the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;

(d)         the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.12 after giving effect to the provisions of Section 5.12; and

(e)          the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be as contemplated in Section 5.12.

1.5.          Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent or any other Person:

(i)         any shares of Company Capital Stock held as treasury stock or held or owned by the Company, Merger Sub or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)        subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)         If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock at the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, with appropriate adjustments to any per share repurchase price to reflect the Exchange Ratio, and certificates representing such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall use its commercially reasonable efforts to take all actions that may be reasonably necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms, if any.

(c)         No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent 30-Day VWAP.

(d)         All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5(a).

(e)         All Company Convertible Notes outstanding immediately prior to the Effective Time shall remain outstanding and be assumed by Kubient as of immediately prior to the Effective Time.

(f)         Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(g)        If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, split, or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Parent Common Stock, Company Options, and other Convertible Company Securities, if any, with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, split, or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not permitted by the terms of this Agreement.

1.6.         Calculation of Company Net Cash and Indebtedness.

(a)         For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company at least ten (10) calendar days prior to the Parent Stockholders’ Meeting, to be the anticipated date for Closing. At least five (5) calendar days prior to the Anticipated Closing Date, the Company shall deliver to Parent a schedule (the “Net Cash and Indebtedness Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of (i) the Company Net Cash (determined in a manner substantially consistent with the manner in which items were determined for Company’s most recent financial statements) and (ii) Company Indebtedness (the “Net Cash and Indebtedness Calculation”) as of the Anticipated Closing Date. The Company shall make available to Parent, or its accountants and/or counsel, the work papers and back-up materials used or useful in preparing the Net Cash and Indebtedness Schedule, as reasonably requested by Parent, during normal business hours and upon reasonable advance notice.

(b)         Within three (3) calendar days after delivery of the Net Cash and Indebtedness Schedule (the “Response Date”), Parent will have the right to dispute any part of the Net Cash and Indebtedness Schedule by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall be made in good faith and shall identify in reasonable detail the nature of any proposed revisions to the Net Cash and Indebtedness Calculation.

(c)        If on or prior to the Response Date, Parent (i) notifies the Company in writing that it has no objections to the Net Cash and Indebtedness Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b) then the Net Cash and Indebtedness Calculation as set forth in the Net Cash and Indebtedness Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash and Company Indebtedness for purposes of this Agreement.

(d)        If Parent delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Company Net Cash and Company Indebtedness, which agreed upon Company Net Cash and Company Indebtedness amounts shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Net Cash and Company Indebtedness for purposes of this Agreement.

(e)         If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Company Net Cash and Company Indebtedness pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash and Indebtedness Calculation. Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash and Indebtedness Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Company Net Cash and Company Indebtedness made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash and Company Indebtedness for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and Company in the same proportion that the disputed amount of Company Net Cash and/or Company Indebtedness that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Company Net Cash and Company Indebtedness (and for the avoidance of doubt, the fees and expenses determined to be paid by the Company shall reduce Company Net Cash).

1.7.        Closing of the Company’s Transfer Books.  At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5, and all holders of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time.

1.8.          Surrender of Company Capital Stock.

(a)         On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”).  The Exchange Agent’s fees in connection with the engagement of, and performance of services by, the Exchange Agent, shall be the sole obligation of Parent. At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)         Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of the Company Capital Stock in exchange for shares of Parent Common Stock. Upon delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Company Capital Stock shall be entitled to receive in exchange therefor a certificate or certificates or book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)).

(c)        No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Capital Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Capital Stock in accordance with this Section 1.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)        Any portion of the Exchange Fund that remains undistributed to holders of Company Capital Stock as of the date that is one year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore surrendered their Company Capital Stock in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e)         Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Capital Stock such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Tax Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)         No party to this Agreement shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official or Governmental Body pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.9.          Earn-Out.

(a)          As additional consideration for the Contemplated Transactions, Parent shall deposit with the Exchange Agent for distribution in accordance with the Allocation Certificate, certificates or evidence of book-entry shares representing Parent Common Stock and cash sufficient to make payments in lieu of fractional shares in the following amounts (the “Earn-Out Shares”):

(i)        If the Audited Net Revenues of the Company Business for the fiscal year ending December 31, 2023 (“Company 2023 Net Revenues”) are greater than or equal to $18,300,000 and less than $20,000,000, an amount of Parent Common Stock equal to one percent (1%) of the Parent Outstanding Shares as of immediately prior to the Earn-Out Date;

(ii)        If Company 2023 Net Revenues are greater than or equal to $20,000,000 and less than $23,300,000, an amount of Parent Common Stock equal to two percent (2%) of the Parent Outstanding Shares as of immediately prior to the Earn-Out Date; or

(iii)      If Company 2023 Net Revenues are greater than or equal to $23,300,000, an amount of Parent Common Stock equal to five percent (5%) of the Parent Outstanding Shares as of immediately prior to the Earn-Out Date.

For the avoidance of doubt, (A) if Company 2023 Net Revenues are less than $18,300,000, no Earn-Out Shares shall be issued by Parent, (B) if Company 2023 Net Revenues are greater than or equal to $18,300,000, no more than one issuance of Earn-Out Shares will be made, and (C) in no event will Parent issue Earn-Out Shares in excess of five percent (5%) of the Parent Outstanding Shares in the aggregate immediately prior to the Earn-Out Date.

(b)         Subject to any blackout windows or other applicable restrictions in accordance with state and federal securities Law and the rules and regulations of Nasdaq, Parent shall deposit the Earn-Out Shares with the Exchange Agent on the fifth (5th) trading day following the filing of Parent’s 2023 Form 10-K with the SEC (the “Earn-Out Date”). The Exchange Agent shall then distribute the Earn-Out Shares to the holders of Company Common Stock in accordance with the Allocation Certificate, Section 1.8 and Section 1.10, mutatis mutandis.

(c)         The Parties intend for any issuance of Earn-Out Shares pursuant to Section 1.9(a) (excluding any issuance that is properly treated as compensation for applicable Tax purposes, and excluding any amounts properly characterized as interest for applicable tax purposes) to be treated as an adjustment to the Merger Consideration by the Parties that is eligible for treatment as qualifying property that may be received without the recognition of gain in connection with the Mergers for U.S. federal income Tax purposes, and the Parties agree to prepare and file all Tax Returns consistent with such treatment and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, except as otherwise required by a change in applicable Law after the Effective Date or as required by a determination within the meaning of Section 1313(a) of the Code, and any such issuance of Earn-Out Shares is intended to comply with, and (without modifying any of the other express terms hereof) shall be effected in accordance with, Rev. Proc. 84-42, 1984-1 C.B. 521.

1.10.       Appraisal Rights.

(a)        Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.8.

(b)       The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and the Company shall have the right to direct all negotiations and proceedings with respect to such demands; provided that Parent shall have the right to participate in such negotiations and proceedings. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.11.      Further Action.  If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.12.      Withholding.  The Parties and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as such Party or the Exchange Agent reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. To the extent that amounts are so withheld and paid to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.2(a), except as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1.         Due Organization; Subsidiaries.

(a)         Each member of the Company Group is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of its state of incorporation or formation and has all necessary corporate or equivalent power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

(b)        Each member of the Company Group is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)         Except as set forth on Schedule 2.1(c), the Company has no Subsidiaries and no member of the Company Group owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

(d)         No member of the Company Group is, nor has it otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. No member of the Company Group has agreed, or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. No member of the Company has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2.         Organizational Documents.  The Company has made available to Parent accurate and complete copies of the Organizational Documents of each member of the Company Group in effect as of the date of this Agreement. No member of the Company Group is in material breach or material violation of its Organizational Documents.

2.3.         Authority; Binding Nature of Agreement.

(a)         The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party and, subject to receipt of the Required Company Stockholder Vote, to perform its obligations hereunder and thereunder and consummate the Contemplated Transactions. The Company Board (at meetings duly called and held or by a written consent in lieu of a meeting) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders; (ii) authorized, approved and declared advisable this Agreement, the other Transaction Documents and the Contemplated Transactions; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve this Agreement and the Contemplated Transactions.

(b)         This Agreement has been (and the other Transaction Documents to which it is a party have been or will be) duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Voting Agreement, the Company Board approved the Company Voting Agreement and the transactions contemplated thereby.

2.4.       Vote Required.  The affirmative vote (or written consent) of each of (i) the holders of a majority of the outstanding voting rights of the Company Capital Stock and (ii) the holders of a majority of the outstanding shares of the Company Preferred Stock (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5.        Non-Contravention; Consents.  Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement or the other Transaction Documents to which it is a party by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)         contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of any member of the Company Group;

(b)         contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c)         contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company Group, except as would not reasonably be expected to be material to the Company Group or its business;

(d)         except as set forth in Section 2.5 of the Company Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Company Group is a party or by which the Company Group is bound or to which any of its properties and assets are subject (including any Company Material Contract) or any permit affecting the properties, assets or business of the Company Group, except as would not reasonably be expected to be material to the Company Group or its business; or

(e)         result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company Group (except for Permitted Encumbrances).

Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement or the other Transaction Documents to which it is a party, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the other Transaction Documents to which it is a party, including the Company Voting Agreement, and to the consummation of the Contemplated Transactions. To the Knowledge of the Company, no other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the other Transaction Documents to which it is a party, including the Company Voting Agreement, or any of the Contemplated Transactions.

2.6.         Capitalization.

(a)         The authorized Company Capital Stock as of the date of this Agreement consists of (i) 20,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 11,622,439 shares have been issued and are outstanding as of the date of this Agreement, (ii) 2,148,212 shares of Series Seed Preferred Stock, par value $0.0001 per share, of which 2,148,212 have been issued and are outstanding as of the date of this Agreement, and (iii) 4,453,129 shares of Series Seed 2 Preferred Stock, par value $0.0001 per share, of which 4,241,068 have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder.

(b)         All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase or forfeiture rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options), if any, and specifies which of those repurchase rights are currently exercisable and whether the holder of such shares of Company Capital Stock timely filed an election with the relevant Governmental Bodies under Section 83(b) of the Code with respect to such shares. Each share of Company Preferred Stock is convertible into one (1) share of Company Common Stock.

(c)          Except for the Adomni, Inc. 2017 Stock Plan, as made available to Parent (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 4,151,376 shares of Company Common Stock for issuance under the Company Plan, of which 1,482,804 shares have been issued and are currently outstanding, 1,419,463 shares have been reserved for issuance upon exercise of Company Options previously granted and currently outstanding under the Company Plan, and 1,249,109 shares of Company Common Stock remain available for future issuance of awards pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plan and the form of the option agreements evidencing outstanding options granted thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)         Except for the Company Convertible Notes and the Company Plan, including the Company Options set forth on Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e)         All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options, Company Convertible Notes and other securities of the Company, including Convertible Company Securities, have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(f)          No Person other than the Company owns any record or beneficial interest in any equity interest of any Subsidiary of the Company and there are no options, warrants, convertible securities, or other rights (including any purchase rights, subscription rights, conversion rights, exchange rights or preemptive rights), calls, subscriptions, claims of any character, agreements, obligations, arrangements, convertible or exchangeable securities or other commitments to which any such Subsidiary is party relating to the equity interests of such Subsidiary, or obligating such Subsidiary to issue, sell, cause to be outstanding or redeem or repurchase any equity interests in such Subsidiary or securities convertible into or exchangeable for or any warrants, options or rights to purchase, any equity securities of such Subsidiary, and there are no outstanding or authorized equity interest appreciation, phantom equity interests, management equity incentive, profit participation or other such incentives or rights relating to such Subsidiary.

2.7.         Financial Statements.

(a)         Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of (i) the Company’s unaudited consolidated balance sheets at December 31, 2022 and 2021, together with related unaudited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended, and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP (except that the Company Financials may not contain footnotes and are subject to normal and recurring year-end adjustments) and fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b)          Reserved.

(c)          Reserved.

(d)         Since December 31, 2019, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company, the Company Board or any committee thereof. Since December 31, 2019, the Company has not identified any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of the financial statements or the internal accounting controls utilized by the Company or, to the Knowledge of the Company, any claim or allegation regarding the foregoing.

2.8.       Absence of Changes.  Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company Group has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the other Transaction Documents to which it is a party and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9.       Absence of Undisclosed Liabilities.  As of the date hereof, the Company Group has no liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company since  the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) executory Liabilities for performance of obligations of the Company Group under Company Material Contracts, excluding any Liability arising out of or in connection with the breach of such Company Material Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company Group; and (f) Liabilities described in Section 2.9(f) of the Company Disclosure Schedule.

2.10.       Title to Assets.  The Company Group owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or material tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all material tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other material tangible assets reflected in the books and records of the Company Group as being owned by the Company Group. All of such assets are owned or, in the case of leased assets, leased by the Company Group free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11.       Real Property; Leasehold.

No member of the Company Group owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company Group directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder, except to the extent enforcement may be affected by Enforceability Exceptions. The Company Group’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company Group has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

2.12.       Intellectual Property.

(a)         Section 2.12(a) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned in whole or in part by the Company Group. To the Knowledge of the Company, each of the patents and patent applications included in the material Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity, enforceability or ownership of any Registered IP listed on Section 2.12(a) of the Company Disclosure Schedule is being or has been contested or challenged.

(b)         The Company Group owns all right, title and interest in and to all material Company IP (other than as disclosed on Section 2.12(a) of the Company Disclosure Schedule), free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of the Company, each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company Group, has signed a written agreement containing an assignment of such Company Associate’s rights in such Company IP to the Company and confidentiality provisions protecting the Company IP.

(c)         To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any technical data, computer software, or Company IP, except any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP or the right to receive royalties for the practice of such Company IP, except for such ownership rights or rights to receive royalties for the practice of such Company IP as disclosed on Section 2.12(c) of the Company Disclosure Schedule.

(d)          Section 2.12(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company Group (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by the Company Group in its business as currently conducted (each a “Company In-bound License”) or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company Group under a Company In-bound License (each a “Company Out-bound License”) (provided, that, Company In-bound Licenses shall not include transfer agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case, entered into in the Ordinary Course of Business; and Company Out-bound Licenses shall not include transfer agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses, in each case entered into in the Ordinary Course of Business).

(e)         To the Knowledge of the Company: (i) the operation of the businesses of the Company Group as currently conducted does not infringe, misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP or any Intellectual Property Rights exclusively licensed to the Company Group. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) (A) against the Company Group alleging that the operation of the businesses of the Company Group infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company Group alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company Group. Since December 31, 2019, the Company Group has not received any written notice or other written communication alleging that the operation of the business of the Company Group infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f)          None of the Company IP or, to the Knowledge of the Company, any material Intellectual Property Rights exclusively licensed to the Company Group is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company of any such Company IP or material Intellectual Property Rights exclusively licensed to the Company Group.

(g)         To the Knowledge of the Company, the Company Group, and the operation of the Company Group’s business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”), except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, since December 31, 2019, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company Group, (ii) no violations of any security policy of the Company Group regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company Group and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company Group, or a contractor or agent acting on behalf of the Company Group, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

2.13.        Agreements, Contracts and Commitments.

(a)        Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)         each Company Contract relating to any agreement of guaranty not entered into in the Ordinary Course of Business;

(ii)      each Company Contract containing (A) any covenant limiting the freedom of the Company, or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii)      each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(iv)       each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity (excluding agreements for the sale or purchase of goods or services in the Ordinary Course of Business);

(v)      each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances (other than Permitted Encumbrances) with respect to any assets of the Company Group or any loans or debt obligations with officers or directors of the Company Group;

(vi)      each Company Contract requiring payment by or to the Company Group after the date of this Agreement in excess of $150,000, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii)      each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company Group in connection with the Contemplated Transactions;

(viii)     each Company Real Estate Lease;

(ix)       each Company Contract with any Governmental Body;

(x)        each Company Out-bound License and Company In-bound License;

(xi)       each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company Group; or

(xii)      any other Company Contract that is not terminable at will (with no penalty or payment) by the Company Group, as applicable, and which involves payment or receipt by the Company Group after the date of this Agreement under any such agreement, contract or commitment of more than $150,000 in the aggregate, or obligations after the date of this Agreement in excess of $150,000 in the aggregate.

(b)         The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company Group has not, nor to the Knowledge of the Company, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of or Laws applicable to any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to the Company Group or its business. As to the Company Group, as of the date of this Agreement, assuming due execution and delivery by the counterparties thereto, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating any material amount paid or payable to the Company Group under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14.        Compliance; Permits; Restrictions.

(a)         The Company Group is, and since December 31, 2019 has been, in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not be material to the Company Group. As of the date of this Agreement, no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened in writing against the Company Group. As of the date of this Agreement, there is no agreement, judgment, injunction, order or decree binding upon the Company Group which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company Group, any acquisition of material property by the Company Group or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)         The Company Group holds all required Governmental Authorizations which are material to the operation of the business of the Company Group as currently conducted (the “Company Permits”). The Company Group holds all rights, title, and interest in and to all Company Permits free and clear of any Encumbrance (other than Permitted Encumbrances). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit, if any. The Company Group is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, in writing which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company Group as of the date of this Agreement and immediately prior to the Effective Time.

(c)          Neither the Company Group nor, to the Knowledge of the Company, any of the current officers, directors, employees, or consultants of any members of the Company Group is currently debarred or suspended from doing business with any Governmental Body, or received any written notice of debarment or suspension, or otherwise ineligible to do business with any Governmental Body.

2.15.       Legal Proceedings; Orders.

(a)        As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company Group, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company Group; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)         Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since December 31, 2019, no Legal Proceeding has been pending against the Company Group that resulted in material liability to the Company Group.

(c)         There is no order, writ, injunction, judgment or decree to which the Company Group, or any of the material assets owned or used by the Company Group, is subject. To the Knowledge of the Company, no officer of any member of the Company Group is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company Group to any material assets owned or used by the Company Group.

2.16.       Tax Matters.

(a)         Each of the Company and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in substantial compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or any of its Subsidiaries is required to file such Tax Return or pay such Tax in that jurisdiction.

(b)         All income and other material Taxes due and owing by the Company and its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)         All Taxes that the Company or any of its Subsidiaries is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, to the extent required, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d)          There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(e)         No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened in writing audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has not waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f)          Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(g)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; or (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.

(h)         Neither the Company nor any of its Subsidiaries has been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither the Company nor any of its Subsidiaries has any Liability for any material Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(i)         Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.

(j)           Neither the Company nor any of its Subsidiaries has ever participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(k)         Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation,” within the meaning of Section 355 of the Code, in a distribution of stock intended to qualify for tax free treatment under Section 355 or 361 of the Code within the last two (2) years.

(l)          Neither the Company nor any of its Subsidiaries has deferred any Taxes or other amounts pursuant to the CARES Act, the CAA or any other Law, executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) enacted in connection with related to COVID-19.

(m)        The United States income tax classification of the Company and each of its Subsidiaries, at all times since their respective dates of formation, is set forth on Schedule 2.16.

(n)          Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 2.16, each reference to the Company or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company or any of its Subsidiaries.

2.17.       Employee and Labor Matters; Benefit Plans.

(a)        Section 2.17(a) of the Company Disclosure Schedule is a list of all material Company Benefit Plans, including, without limitation, each material Company Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on the Company’s standard form and other than individual Company Options or other compensatory equity award agreements made pursuant to the Company’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), individual independent contractor, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded), in any case, maintained, contributed to, or required to be contributed to, by the Company or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or individual independent contractor of the Company Group or under which the Company Group has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b)        As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) the current plan document and all amendments thereto or, in the case of an unwritten material Company Benefit Plan, a written description of the material terms thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations or non-exempt “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, in each case, during the last three years, and (viii) any written reports constituting a valuation of the Company’s capital stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm.

(c)          Each material Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d)         The Company Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of such Company Benefit Plan or the tax exempt status of the related trust.

(e)        Neither the Company, nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)          There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Knowledge of the Company, threatened in writing claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans and appeals thereof), suits or proceedings (other than domestic relations order proceedings) involving any Company Benefit Plan, or, to the Knowledge of the Company, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company Group. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither the Company nor any Company ERISA Affiliate has any liability for any material unpaid contributions for periods ending on or before the Closing Date with respect to any Company Benefit Plan.

(g)         Neither the Company, or Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company or any Company ERISA Affiliate to a material excise Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h)          No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and coverage through the end of the month of termination of service or retirement, and neither the Company nor Company ERISA Affiliates has made a written or oral representation promising the same.

(i)           Other than as set forth in Section 2.17(i) of the Company Disclosure Schedule or as required by this Agreement, neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of any member of the Company Group, (ii) materially increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan.

(j)           Neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to the Company Group of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k)         The exercise price of each Company Option is not, never has been and can never be less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option, except in accordance with Section 409A and/or Section 424(a) of the Code.

(l)          Each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(m)        No current or former employee, officer, director or independent contractor of any member of the Company Group has any “gross up” agreements with the Company or other assurance of reimbursement by the Company Group for any Taxes imposed under Code Section 409A or Code Section 4999.

(n)         The Company Group does not have any Company Benefit Plan that is maintained outside of the United States.

(o)          The Company Group is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company Group, including through the filing of a petition for representation election.

(p)         The Company Group is, and since December 31, 2019 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company Group, with respect to employees of the Company Group, the Company Group, since December 31, 2019: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, audits, administrative matters or (to the Knowledge of the Company) investigation, pending or, to the Knowledge of the Company, threatened in writing against the Company Group relating to any current or former employee, applicant for employment, advisor, independent contractor, or consultant of the Company Group.

(q)        Except as would not be reasonably likely to result in a material liability to the Company Group, with respect to each individual who currently renders services to the Company Group, the Company Group has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company Group has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. The Company Group does not have any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages.

(r)         There is not and has not been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company Group.

2.18.      Environmental Matters.  The Company Group is and since December 31, 2019 has complied with all applicable Environmental Laws, which compliance includes the possession by the Company Group of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company Group or its business. The Company Group has not received since December 31, 2019 (or prior to that time, which is pending and unresolved), any written notice, whether from a Governmental Body or other Person, that alleges that the Company Group is not in compliance with or has liability pursuant to any Environmental Law. No current property leased or controlled by the Company Group has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company Group pursuant to Environmental Law.

2.19.      Insurance.  The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company Group. Each of such insurance policies is in full force and effect as of the date of this Agreement and the Company Group is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since December 31, 2019, the Company Group has not received any written notice regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company Group for which the Company Group has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.20.     No Financial Advisors.  Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company Group.

2.21.      Disclosure.  The information supplied by the Company for inclusion in the Registration Statement and Proxy Statement (including any of the Company Financials) will not, as of the effective date of the Registration Statement and the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

2.22.      Transactions with Affiliates.

(a)           Section 2.22(a) of the Company Disclosure Schedule describes any material transactions or relationships, since December 31, 2019, between, on one hand, any member of the Company Group and, on the other hand, any (i) executive officer or director of any member of the Company Group or, to the Knowledge of the Company, or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company Group) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)         Section 2.22(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company Group and any holders of Company Capital Stock in their capacities as such, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.23.      Anti-Bribery.  No member of the Company Group nor any of their respective directors, officers, employees or, to the Knowledge of the Company, agents or any other Person acting on their behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). To the Knowledge of the Company, the Company Group has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.2(b), except (a) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (the “Relevant SEC Filings”), Parent and Merger Sub represent and warrant to the Company as set forth below:

3.1.         Due Organization; No Subsidiaries.

(a)        Each of Parent and its subsidiaries is an Entity duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of formation, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. Parent is the sole stockholder of Merger Sub. Merger Sub was formed solely for the purposes of engaging in the transactions contemplated by this Agreement. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b)        Each of Parent and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c)         Other than Merger Sub and Fidelity Media, Parent does not have any Subsidiaries and Parent does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

(d)         Neither Parent nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2.        Organizational Documents.  Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or material violation of its respective Organizational Documents.

3.3.        Authority; Binding Nature of Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party and, subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to perform its obligations hereunder and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) authorized, approved and declared advisable this Agreement, the other Transaction Documents and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement, the other Transaction Documents and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been (and the other Transaction Documents to which Parent or Merger Sub is or will be a party have been or will be) duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4.         Vote Required.  The affirmative vote (i) of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposal in Section 5.3(a)(i) and, (ii) of a majority of the votes cast is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a)(ii) (collectively, the “Required Parent Stockholder Vote”).  Upon the vote of a majority of the directors of the Parent Board that remain after giving effect to the resignations to be delivered pursuant to Section 8.3(c), as of the Effective Time, the Parent Board will have 7 seats and be comprised of those directors contemplated in Section 5.11.

3.5.       Non-Contravention; Consents.  Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement or the other Transaction Documents to which any of them is a party by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)         contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or any of its Subsidiaries;

(b)         contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the assets owned or used by Parent or any of its Subsidiaries, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c)          contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or any of its Subsidiaries, except as would not reasonably be expected to be material to Parent or its business;

(d)         except as set forth in Section 3.5 of the Parent Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound or to which any of their properties and assets are subject (including any Parent Material Contract) or any permit affecting the properties, assets or business of Parent or any of its Subsidiaries, except as would not reasonably be expected to be material to Parent or its business; or

(e)         result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or any of its Subsidiaries (except for Permitted Encumbrances), except as would not reasonably be expected to be material to Parent or its business.

Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Parent is not required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement or the other Transaction Documents or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions reasonably necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the other Transaction Documents and to the consummation of the Contemplated Transactions. To the Knowledge of Parent, no other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the other Transaction Documents or any of the Contemplated Transactions.

3.6.         Capitalization.

(a)       The authorized capital stock of Parent as of the date of this Agreement consists of (i) 95,000,000 shares of Parent Common Stock, par value $0.00001 per share, of which 14,727,036 shares have been issued and 14,727,036 are outstanding as of the close of business on the Reference Date and (ii) 5,000,000 shares of preferred stock of Parent, par value $0.00001 per share, of which no shares have been issued and are outstanding as of the date of this Agreement. Parent holds no shares of Parent Common Stock in its treasury. Section 3.6(a) of the Parent Disclosure Schedule lists, as of the Reference Date, (A) each holder of issued and outstanding Parent Warrants, (B) the number and type of shares subject to each Parent Warrant, (C) the exercise price of each Parent Warrant and (D) the termination date of each Parent Warrant.

(b)        All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.  Parent does not hold any repurchase rights with respect to Parent Common Stock (including shares issued pursuant to the exercise of stock options). Parent does not hold any forfeiture rights with respect to Parent Common Stock (including shares issued pursuant to the exercise of stock options), except for those rights set forth in materials made available to the Company.

(c)         Except for the Parent Stock Plans, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Parent has reserved 1,833,334 shares of Parent Common Stock for issuance under the Parent Stock Plans, of which 689,433 shares have been issued and are currently outstanding, 36,667 shares have been reserved for issuance upon exercise of Parent Options previously granted and currently outstanding under the Parent Stock Plans, 556,936 shares have been reserved for issuance upon the settlement of Parent RSUs granted under the Parent Stock Plans that are outstanding as of the date of this Agreement, and 550,298 shares remain available for future issuance pursuant to the Parent Stock Plans. No vesting of Parent Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)         Except for the Parent Warrants, the Parent Stock Plans, including the Parent Options and the Parent RSUs, in each case in the aggregate amounts set forth in Section 3.6(c), and as otherwise set forth on Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries (“Parent Convertible Securities”). There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries. As of the date hereof, no action is pending to issue (or approve the issuance of) any shares of capital stock of Parent, any Parent Convertible Securities or any stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(e)         All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs, Parent Warrants and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(f)          No Person other than Parent owns any record or beneficial interest in any equity interest of any Subsidiary of Parent and there are no options, warrants, convertible securities, or other rights (including any purchase rights, subscription rights, conversion rights, exchange rights or preemptive rights), calls, subscriptions, claims of any character, agreements, obligations, arrangements, convertible or exchangeable securities or other commitments to which any such Subsidiary is party relating to the equity interests of such Subsidiary, or obligating such Subsidiary to issue, sell, cause to be outstanding or redeem or repurchase any equity interests in such Subsidiary or securities convertible into or exchangeable for or any warrants, options or rights to purchase, any equity securities of such Subsidiary, and there are no outstanding or authorized equity interest appreciation, phantom equity interests, management equity incentive, profit participation or other such incentives or rights relating to such Subsidiary.

3.7.         SEC Filings; Financial Statements.

(a)         Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2019 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. Except as disclosed in Section 3.7(a) of the Parent Disclosure Schedule, as of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)         The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP.

(c)         Except as disclosed on Section 3.7(c) of the Parent Disclosure Schedule, since January 1, 2019 through the date of this Agreement, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq.

(d)        Except as disclosed in Section 3.7(d) of the Parent Disclosure Schedule, Since January 1, 2019 through the date of this Agreement, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the Chief Executive Officer or Chief Financial Officer of Parent, the Parent Board or any committee thereof. Since January 1, 2019, neither Parent nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent, Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(e)          Except as set forth in Section 3.7(e) of the Parent Disclosure Schedule, as of the date of this Agreement, Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

(f)          Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2022, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(g)         Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8.         Absence of Changes.  Except as set forth on Section 3.8 of the Parent Disclosure Schedule, between the date of the Parent Balance Sheet and the date of this Agreement, Each of Parent and its Subsidiaries has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the other Transaction Documents to which Parent or Merger Sub is a party and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9.        Absence of Undisclosed Liabilities.  As of the date hereof, neither Parent nor its Subsidiaries has any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent or any of its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent under Parent Contracts, excluding any Liability arising out of or in connection with the breach of such Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent or any of its Subsidiaries; and (f) Liabilities described in Section 3.9(f) of the Parent Disclosure Schedule.

3.10.       Title to Assets.  Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or material tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all material tangible assets reflected on the Parent Balance Sheet; and (b) all other material tangible assets reflected in the books and records of Parent or  such Subsidiary, as the case may be, as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or such Subsidiary, as the case may be, free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11.      Real Property; Leasehold.  Neither Parent nor any of its Subsidiaries owns any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent and any of its Subsidiaries directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder, except to the extent enforcement may be affected by Enforceability Exceptions. Use and operation of each such leased property by Parent or any of its Subsidiaries, as the case may be, conforms to all applicable Laws in all material respects, and Parent or its Subsidiaries, as the case may be, has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

3.12.       Intellectual Property.

(a)        Section 3.12(a) of the Parent Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned in whole or in part by Parent or any Subsidiary of Parent. To the Knowledge of Parent, each of the patents and patent applications included in the material Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Knowledge of Parent, threatened in writing, in which the scope, validity, enforceability or ownership of any Registered IP listed on Section 3.12(a) of the Parent Disclosure Schedule is being or has been contested or challenged.

(b)         Parent or an applicable Subsidiary owns all right, title and interest in and to all material Parent IP (other than as disclosed on Section 3.12(a) of the Parent Disclosure Schedule), free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of Parent, each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent or an applicable Subsidiary, has signed a written agreement containing an assignment of such Parent Associate’s rights in such Parent IP to Parent or such Subsidiary, as the case may be, and confidentiality provisions protecting the Parent IP.

(c)         To the Knowledge of Parent, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Parent IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Parent IP or the right to receive royalties for the practice of such Parent IP other than such ownership rights or rights to receive royalties for the practice of such Parent IP as disclosed on Section 3.12(c) of Parent Disclosure Schedule.

(d)         Section 3.12(d) of Parent Disclosure Schedule sets forth each license agreement pursuant to which Parent or any Subsidiary thereof (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent or such Subsidiary in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license under any material Parent IP or material Intellectual Property Right licensed to Parent or such Subsidiary under a Parent In-bound License (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include transfer agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case, entered into in the Ordinary Course of Business; and Parent Out-bound Licenses shall not include transfer agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses, in each case, entered into in the Ordinary Course of Business).

(e)         To the Knowledge of Parent, (i) the operation of the business of each of Parent and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Parent IP or any Intellectual Property Rights exclusively licensed to Parent or such Subsidiary. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of Parent, is threatened in writing) (A) against Parent or any of its Subsidiaries alleging that the operation of the business of either Parent or any of its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent or any of its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of Parent IP or any Intellectual Property Rights exclusively licensed to Parent or any of its Subsidiaries. Since December 31, 2019, neither Parent nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of Parent or any of its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f)         None of Parent IP or, to the Knowledge of Parent, any material Intellectual Property Rights exclusively licensed to Parent or any of its Subsidiaries is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent or any of its Subsidiaries of any such Parent IP or material Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries.

(g)        To the Knowledge of Parent, each of Parent and its Subsidiaries, and the operation of the business of each Parent and its Subsidiaries is in substantial compliance with all Laws pertaining to data privacy and data security of Sensitive Data, except to the extent that such noncompliance has not and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, since December 31, 2019, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent or any of its Subsidiaries, (ii) no violations of any security policy of Parent or any of its Subsidiaries regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of Parent or any of its Subsidiaries and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of Parent or any of its Subsidiaries or a contractor or agent acting on behalf of Parent or any of its Subsidiaries, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

3.13.       Agreements, Contracts and Commitments.  Section 3.13 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement (other than any Parent Benefit Plan) and is:

(a)          a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(b)          each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(c)         each Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(d)          each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(e)          each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity (excluding agreements for the sale or purchase of goods or services in the Ordinary Course of Business);

(f)          each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances (other than Permitted Encumbrances) with respect to any assets of Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of Parent or any of its Subsidiaries;

(g)          each Contract requiring payment by or to Parent after the date of this Agreement in excess of $150,000, in each case, except for Contracts entered into in the Ordinary Course of Business;

(h)          each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(i)          each Parent Real Estate Lease;

(j)           each Contract with any Governmental Body;

(k)           each Parent Out-bound License and Parent In-bound License;

(l)           each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent or any of its Subsidiaries; or

(m)         any other Contract that is not terminable at will (with no penalty or payment) by Parent and which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $150,000 in the aggregate, or obligations after the date of this Agreement in excess of $150,000 in the aggregate.

Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent is a party or by which it is bound of the type described in the foregoing clauses (a)-(m) (any such Contract, a “Parent Material Contract”). There are no Parent Material Contracts that are not in written form. Parent has not nor, to the Knowledge of Parent, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of or Laws applicable to any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to Parent or its business. As to Parent, as of the date of this Agreement, assuming due execution and delivery by the counterparties thereto, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.14.      Compliance; Permits.

(a)         Parent and each Subsidiary is, and since December 31, 2019 has been, in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. Except as disclosed in Section 3.14 of the Parent Disclosure Schedule, as of the date of this Agreement, no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries or any of their officers, directors, managing employees, agents, or representatives, in their capacity as such. As of the date of this Agreement, there is no agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any Subsidiary of Parent, or any of their respective officers, directors, managing employees, agents, or representatives, in their capacity as such, any acquisition of material property by Parent or Subsidiary thereof or the conduct of business by Parent or any Subsidiary thereof as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)        Each of Parent and each of its Subsidiaries holds all required Governmental Authorizations which are material to the operation of the business of Parent or such Subsidiary, as the case may be, as currently conducted (the “Parent Permits”). Each of Parent and each of its Subsidiaries holds all rights, title, and interest in and to all Parent Permits free and clear of any Encumbrance (other than any Permitted Encumbrances). Section 3.14(b) of the Parent Disclosure Schedule identifies each Parent Permit.  Parent and each applicable Subsidiary is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened in writing, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c)          None of Parent, any Subsidiary or, to the Knowledge of the Company, any of their respective current officers, directors, employees, or consultants is currently debarred or suspended from doing business with any Governmental Body, or received any written notice of debarment or suspension, or otherwise ineligible to do business with any Governmental Body.

3.15.       Legal Proceedings; Orders.

(a)          As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any of its Subsidiaries,  (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent or any of its Subsidiaries; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)         Except as set forth in Section 3.15(b) of the Parent Disclosure Schedule, since December 31, 2019, no Legal Proceeding has been pending against Parent or any of its Subsidiaries that resulted in material liability to Parent or any of its Subsidiaries that has not been satisfied.

(c)         There is no order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries, is subject. To the Knowledge of Parent, no officer of Parent or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or to any material assets owned or used by Parent or any of its Subsidiaries.

3.16.       Tax Matters.

(a)         Each of Parent and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in substantial compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or any of its Subsidiaries is required to file such Tax Return or pay such Tax in that jurisdiction.

(b)        All income and other material Taxes due and owing by Parent and its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the Parent Balance Sheet Date, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the Parent Balance Sheet Date, neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)         All Taxes that Parent or any of its Subsidiaries is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, to the extent required, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d)         There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries.

(e)        No deficiencies for income or other material Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Parent, threatened in writing audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f)          Neither Parent nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(g)         Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; or (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.

(h)         Neither Parent nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither Parent nor any of its Subsidiaries has any Liability for any material Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(i)          Neither Parent nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.

(j)          Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(k)         Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation,” within the meaning of Section 355 of the Code, in a distribution of stock intended to qualify for tax free treatment under Section 355 or 361 of the Code within the last two (2) years.

(l)          Neither Parent nor any of its Subsidiaries has deferred any Taxes or other amounts pursuant to the CARES Act, the CAA or any other Law, executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) enacted in connection with related to COVID-19.

(m)        Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 3.16, each reference to Parent or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent or any of its Subsidiaries.

3.17.       Employee and Labor Matters; Benefit Plans.

(a)        Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each material Parent Benefit Plan that provides for retirement, change in control, stay or retention deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on Parent’s or its Subsidiaries’ standard form and other than individual Parent Options, Parent RSUs or other compensatory equity award agreements made pursuant to Parent’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), individual independent contractor, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded), in any case, maintained, contributed to, or required to be contributed to, by Parent or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or individual independent contractor of Parent or under which Parent has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b)         As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) the current plan document and all amendments thereto or, in the case of an unwritten material Parent Benefit Plan, a written description of the material terms thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations or non-exempt “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, in each case, during the last three years, and (viii) any written reports constituting a valuation of Parent’s capital stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by Parent or by an outside, third-party valuation firm.

(c)          Each material Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d)         The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination, opinion or advisory letters from the IRS on which they may currently rely as to such plans qualified status under Section 401(a) of the Code and, to the Knowledge of Parent, nothing has occurred that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of such Parent Benefit Plan or the tax exempt status of the related trust.

(e)          Neither Parent nor any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)          There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened in writing claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans and appeals thereof), suits or proceedings (other than domestic relations order proceedings) involving any Parent Benefit Plan, or, to the Knowledge of Parent, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent or any of its Subsidiaries. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither Parent nor any Parent ERISA Affiliate has any liability for any material unpaid contributions for periods ending on or before the Closing Date with respect to any Parent Benefit Plan.

(g)         Neither Parent, nor any Parent ERISA Affiliates, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or any Parent ERISA Affiliate to a material excise Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h)         No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and coverage through the end of the month of termination of service or retirement, and neither Parent nor any Parent ERISA Affiliates has made a written or oral representation promising the same.

(i)          Other than as set forth in Section 3.17(i) of the Parent Disclosure Schedule or as required by this Agreement, neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of Parent or any of its Subsidiaries, including, for the avoidance of doubt, any Transaction Expense, (ii) materially increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j)          Neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Parent and any of its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k)         The exercise price of each Parent Option is not, never has been and can never be less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option, except in accordance with Section 409A and/or Section 424(a) of the Code.

(l)         Each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(m)        No current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries has any “gross up” agreements with Parent or any of its Subsidiaries or other assurance of reimbursement by Parent or any of its Subsidiaries for any Taxes imposed under Code Section 409A or Code Section 4999.

(n)          Neither Parent nor any of its Subsidiaries have any Parent Benefit Plan that is maintained outside of the United States.

(o)         Neither Parent nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent or any of its Subsidiaries, including through the filing of a petition for representation election.

(p)       Each of Parent and its Subsidiaries is, and since December 31, 2019 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to employees of Parent and each of its Subsidiaries, each of Parent and its Subsidiaries, since December 31, 2019: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). Except as disclosed in Section 3.17(p) of the Parent Disclosure Schedule, there are no actions, suits, claims, charges, lawsuits, audits, administrative matters or (to the Knowledge of Parent) investigation, pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries relating to any current or former employee, applicant for employment, advisor, independent contractor, or consultant of Parent.

(q)        Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to each individual who currently renders services to Parent or any of its Subsidiaries, each of Parent and its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent and each of its Subsidiaries has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither Parent nor any of its Subsidiaries has any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages.

(r)         There is not and has not been in the past three (3) years any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent or any of its Subsidiaries.

3.18.       Environmental Matters.

Each of Parent and its Subsidiaries is and since December 31, 2019 has complied with all applicable Environmental Laws, which compliance includes the possession by each of Parent and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Neither Parent nor any of its Subsidiaries has received since December 31, 2019 (or prior to that time, which is pending and unresolved), any written notice, whether from a Governmental Body or other Person, that alleges that Parent or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law. No current property leased or controlled by Parent or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent or any such Subsidiary pursuant to Environmental Law.

3.19.      Transactions with Affiliates.  Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s proxy statement filed in 2022 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

3.20.     Insurance.  Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of each of Parent and its Subsidiaries. Each of such insurance policies is in full force and effect and of the date of this Agreement and each of Parent and its Subsidiaries is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since December 31, 2019, neither Parent nor any of its Subsidiaries has received any written notice regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or any of its Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.21.      No Financial Advisors.  Except as set forth on Section 3.21 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

3.22.      Anti-Bribery.  Neither Parent, any of its Subsidiaries nor any of their respective directors, officers, employees or, to the Knowledge of Parent, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.23.      Valid Issuance.  The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable, free and clear of all Encumbrances, except for any restrictions imposed under federal or state securities Laws.

3.24.       Shell Company Status.  Parent is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act.

3.25.      Opinion of Financial Advisor.  The Parent Board has received an opinion of Lake Street Capital Markets, LLC to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Purchase Price paid, plus the Company Indebtedness assumed, plus the Earn Out Shares is fair, from a financial point of view, to the stockholders of Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.

3.26.      Investment Representation.  Parent is acquiring the Company Capital Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of federal or state securities Laws. Parent is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act. Parent understands that the Company Capital Stock has not been registered under the Securities Act or any state securities Laws.

3.27.        Disclosure

. The information supplied by Parent and any of its Subsidiaries for inclusion in the Registration Statement and Proxy Statement (including any of the Parent financial statements) will not, as of the effective date of the Registration Statement and the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

SECTION 4.	CERTAIN COVENANTS OF THE PARTIES

4.1.         Operation of Parent’s Business.

(a)         Except as set forth on Section 4.1 of the Parent Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”) each of Parent and the Merger Sub shall conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws (including maintaining compliance in all material respects with the applicable listing and governance rules and regulations of Nasdaq) and the requirements of all Contracts that constitute Parent Material Contracts.

(b)         Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1 of the Parent Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned, except in the case of Sections 4.1(b)(ii) below, which consent may be withheld in the sole discretion of the Company), at all times during the Pre-Closing Period, Parent shall not, nor shall cause or permit any Subsidiary of Parent to:

(i)        declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Parents or any Subsidiary’s capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plans in accordance with the terms of such award in effect on the date of this Agreement);

(ii)      create any new class or series of equity interests or make any other change in its authorized or reserved equity interests (including under Parent’s Organizational Documents, under any Parent Plan or otherwise) or sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent or any of its Subsidiaries  (except for the issuance of Parent Common Stock issued upon the valid exercise of outstanding Parent Options, Parent RSUs or Parent Warrants); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants or Parent RSU grants to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Parent Outstanding Shares and reserved for issuance under any Parent Plan as currently in effect; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent or any Subsidiary thereof;

(iii)       except as required to give effect to anything in contemplation of the Closing, amend any of Parent’s or any of its Subsidiary’s Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)       form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)        redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock;

(vi)      (A) lend money to any Person (except for the advancement of expenses to employees and directors in the Ordinary Course of Business), (B) incur or guarantee any indebtedness, (C) guarantee any debt securities of others, or (D) other than the incurrence or payment of any Transaction Expenses, make any capital expenditure in excess of the specifically budgeted capital expenditure amounts set forth in Parent’s operating budget delivered to the Company at least one (1) Business Day prior to the execution of this Agreement (the “Parent Budget”);

(vii)      forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(viii)    other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of Parent’s or any of its Subsidiaries’ directors, officers or employees other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business which do not exceed, in the aggregate the amounts specifically budgeted therefor in the Parent Budget; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee;

(ix)      recognize any labor union, labor organization, or similar Person except as otherwise required by applicable Law and after prior written consent of the Company which consent will not be unreasonably withheld or delayed;

(x)      acquire any material asset or sell, lease or otherwise irrevocably dispose of any of Parent’s or any of its Subsidiaries’ assets or properties, or grant any Encumbrance (other than any Permitted Encumbrance) with respect to such assets or properties;

(xi)      sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xii)      make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any material accounting method in respect of Taxes;

(xiii)     enter into, materially amend or terminate any Parent Material Contract;

(xiv)    other than the incurrence or payment of any Transaction Expenses, make any expenditures, or discharge or satisfy any liabilities outside of the Ordinary Course of Business, in each case, in amounts that exceed, individually or collectively, the aggregate amount of the Parent Budget by $25,000;

(xv)      other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xvi)     initiate or settle any Legal Proceeding;

(xvii)   affirmatively waive or release any restrictive covenant, non-disclosure, confidentiality or similar obligation of any current or former employee, officer, director or independent contractor;

(xviii)   adopt or enter into any plan of dissolution or liquidation of Parent or any Subsidiary thereof; or

(xix)     agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2.         Operation of the Company’s Business.

(a)          Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: the Company shall conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b)         Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i)         declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Plan in accordance with the terms of such award in effect on the date of this Agreement);

(ii)       make any change in its authorized equity interests or sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company (except for the issuance of shares of outstanding Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Company Outstanding Shares as of immediately prior to the Effective Time; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;

(iii)     except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, in connection with the Contemplated Transactions;

(iv)       acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)       (A) lend money to any Person (except for the advancement of expenses to employees and directors in the Ordinary Course of Business), (B) incur or guarantee any indebtedness, (C) guarantee any debt securities of others, or (D) make any capital expenditure, in each case, in excess of $100,000;

(vi)       recognize any labor union, labor organization, or similar Person except as otherwise required by applicable Law;

(vii)      make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any material accounting method in respect of Taxes;

(viii)     enter into, materially amend or terminate any Company Material Contract outside the Ordinary Course of Business;

(ix)       other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(x)        initiate or settle any Legal Proceeding with an underlying value in excess of $150,000;

(xi)       affirmatively waive or release any restrictive covenant, non-disclosure, confidentiality or similar obligation of any current or former employee, officer, director or independent contractor;

(xii)      adopt or enter into any plan of dissolution or liquidation of the Company; or

(xiii)     agree, resolve or commit to do any of the foregoing.

(c)         Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3.        Access and Investigation.  Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable advance notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4.          Parent Non-Solicitation.

(a)        Parent agrees that, during the Pre-Closing Period, it shall not, and shall not authorize or cause any of its Parent Related Parties to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or would be reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (B) Parent receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement; and (C) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b)         If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one (1) Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof) and provide a copy of all material written materials relating to such Acquisition Proposal or Acquisition Inquiry. Parent shall keep the Company reasonably informed on a current basis with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification thereto.

(c)        Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent provided to such Person as soon as practicable after the date of this Agreement.

(d)         It is agreed that any willful breach of the restrictions set forth in this Section 4.4 by any Parent Related Party shall be deemed a willful breach of this Agreement by Parent.

4.5.         Company Non-Solicitation.

(a)         The Company agrees that, during the Pre-Closing Period, it shall not, nor shall it authorize or cause any of its Company Related Parties to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing.

(b)         If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one (1) Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification thereto.

(c)         The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company provided to such Person as soon as practicable after the date of this Agreement.

(d)          It is agreed that any willful breach of the restrictions set forth in this Section 4.5 by any Company Related Party shall be deemed a willful breach of this Agreement by the Company.

4.6.         Notification of Certain Matters.

(a)          During the Pre-Closing Period the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened in writing against the Company or, to the Knowledge of the Company, any director or officer of the Company; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b)          During the Pre-Closing Period Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or any of its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries or, to the Knowledge of Parent, any director or officer of Parent or any of its Subsidiaries; (iii) Parent or Merger Sub becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent or Merger Sub to comply with any covenant or obligation of Parent or Merger Sub; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6 or Section 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or Merger Sub contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

SECTION 5.	ADDITIONAL AGREEMENTS OF THE PARTIES

5.1.         Registration Statement; Proxy Statement.

(a)          As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Parent covenants and agrees that the Registration Statement will not, at the time that the Proxy Statement or any amendments or supplements thereto is filed with the SEC or is first mailed to Parent’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to Parent for inclusion in the Registration Statement (including the Company Audited Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of its Representatives specifically for inclusion therein and the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by the Company or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by Parent, in each case, without the prior written consent of the Company (which comments shall not be unreasonably withheld, conditioned or delayed). The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with applicable federal and state securities laws requirements.

(b)         The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by the other Party to be included in the Registration Statement.

(c)          Following the final determination of the Company Net Cash and Company Indebtedness in accordance with Section 1.6 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), Parent and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the Anticipated Closing Date, which the Parties shall cause to be publicly disclosed (and which Parent shall file on Form 8-K) as early as practicable prior to the Parent Stockholder Meeting (and in no event shall this delay or cause the postponement of such meeting under any applicable Law).

(d)         Prior to filing of the Registration Statement, the Parties shall use their respective reasonable best efforts to execute and deliver to Akerman LLP (“Akerman”) and to Perkins Coie LLP (“Perkins Coie”) the applicable “Tax Representation Letters” referenced in Section 5.11(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Parent and the Company shall use their respective reasonable best efforts to cause Akerman to deliver to Parent, and to cause Perkins Coie to deliver to the Company, a Tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, Akerman and Perkins Coie shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(d) and Section 5.11(c).

5.2.         Company Information Statement; Stockholder Written Consent.

(a)          Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”) to solicit the approval by written consent from the Company Signatories, including but not limited to the Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (within five (5) Business Days after the Registration Statement shall have been declared effective) (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (collectively, the “Company Stockholder Matters”). Each of Parent and Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing Party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. Company shall not include in the Information Statement any information with respect to Parent or its Affiliates, the form and content of which information shall not have been approved by Parent prior to such inclusion (such approval not to be unreasonably withheld, conditioned or delayed).

(b)         The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c)          Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent’s advance review and reasonable approval (not to be unreasonably withheld, conditioned or delayed).

(d)        The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use reasonable commercial efforts to solicit such approval from each of the Company Signatories within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation or make any statement, filing or release adverse to the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

5.3.         Parent Stockholders’ Meeting.

(a)          Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of: (i) the issuance of the aggregate Merger Consideration issued or issuable from time to time hereunder in the form of Parent Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the Company stockholders in connection with the Contemplated Transactions; and (ii) the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules (the matters contemplated by the clauses 5.3(a)(i) – (ii) are referred to as the “Parent Stockholder Matters,” and such meeting, the “Parent Stockholders’ Meeting”).

(b)         The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments; provided, however, that more than one such postponement or adjournment shall not be permitted without the Company’s prior written consent.

(c)          Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and Parent shall use commercially reasonable efforts to solicit such approval, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not (A) be withheld, amended, withdrawn or modified (and the Parent Board shall not resolve or publicly propose or agree to withhold, amend, withdraw or modify the Parent Board Recommendation or make any statement, filing or release adverse to the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii)(A), collectively, a “Parent Board Adverse Recommendation Change”) or (B) take any action to exempt any Person from the provisions of Section 203 of the DGCL or any other applicable state takeover statute.

(d)          Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholder’s Meeting by the Required Parent Stockholder Vote:

(i)         if Parent has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Parent Board may make a Parent Board Adverse Recommendation Change or (y) Parent may terminate this Agreement pursuant to Section 9.1(j) to enter into a Permitted Alternative Agreement with respect to such Superior Offer, if and only if all of the following apply: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(f) at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change or termination (a “Parent Determination Notice”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C) (1) Parent shall have provided to the Company a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.4(b), including the identity of the Person making such Acquisition Proposal and, if applicable, a copy of the relevant proposed transaction agreement, (2) Parent shall have given the Company four (4) Business Days after the Parent Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Parent Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

(ii)       other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Parent Determination Notice at least three (3) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C) (1) Parent shall have specified in writing to the Company the Parent Change in Circumstance in reasonable detail, (2) Parent shall have given the Company the three (3) Business Days after the Parent Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance or terminate this Agreement pursuant to Section 9.1(f) would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance and require a new Parent Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(e)          Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be reasonably expected to violate applicable Law, including its fiduciary duties under applicable Law.

5.4.        Regulatory Approvals.  During the Pre-Closing Period, each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports, filings and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5.        Company Options

(a)         At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent and the Company mutually agree in writing are appropriate to reflect the assumption of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Company Option shall otherwise remain unchanged; provided, however, that the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent.

(b)         Parent shall file with the SEC, promptly, but no later than ten (10) calendar days after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

5.6.         Employee Benefits

(a)         For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Company) providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who continues to be employed by Parent, the Company or any of their respective Subsidiaries immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent and unless such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan.

(b)         The provisions of this Section 5.6 are for the sole benefit of Parent and the Company and no provision of this Agreement shall (i) create any third-party beneficiary or other rights in any Person, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan, Parent Benefit Plan or Post-Closing Plan or rights to continued employment or service with the Company or Parent (or any Subsidiary thereof), (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan, Parent Benefit Plan or Post-Closing Plan, or (iii) limit the ability of Parent to terminate the employment of any Continuing Employee.

5.7.        Indemnification of Officers and Directors.

(a)         From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL or Parent’s Organizational Documents, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)        The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)         From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)         From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent; except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one (1) policy year more than 300% of the greater of (i) the aggregate annual premium of the policy currently in effect on the date of this Agreement and (ii) the aggregate annual premium of the policy in effect prior to Closing (the “Maximum Amount”), a copy of the proposal for which has been made available to the Company, and if Parent is unable to obtain the insurance required by this Section 5.7(d), it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period (or such greater amount as determined by Parent following the Effective Time). In addition, Parent shall purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” (at Parent’s sole cost) for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time; provided that in no event shall the aggregate annual premium of the “tail” policy exceed the Maximum Amount. During the term of the “tail” policy, Parent shall not take any action following the Effective Time to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors.

(e)          From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.7 in connection with their successful enforcement of the rights provided to such persons in this Section 5.7.

(f)          All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Parent or the Company as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g)         In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7. The obligations set forth in this Section 5.7 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.7 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or other person.

5.8.        Additional Agreements.  During the Pre-Closing Period, the Parties shall (a) use reasonable best efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions as soon as reasonably practicable following the date hereof and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (except for Contracts that are terminated prior to Closing) to remain in full force and effect, in each case to the extent set forth on Schedule 5.8 (in the case of Consents required to be obtained by the Company) and Schedule 5.8 (in the case of Consents required to be obtained by Parent or any of its Subsidiaries); (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of this Agreement as soon as reasonably practicable following the date hereof.

5.9.         Disclosure.  The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with and do not disclose material information not previously disclosed in previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required, upon advice of outside legal counsel, by any Law; and (c) neither party need consult with the other in connection with such portion of any press release, public statement or filing to be issued or made pursuant to and in accordance with the terms of Section 5.3(f) or as permitted by this Agreement and required by applicable Law with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change.

5.10.       Listing.  During the Pre-Closing Period, Parent shall use its reasonable best efforts, (a) to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use reasonable best efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to bear all Nasdaq fees associated with the Nasdaq Listing Application (the “Nasdaq Fees”). The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.10.

5.11.        Tax Matters.

(a)         For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b)        The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action or knowingly cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. Neither Party shall take any Tax reporting position inconsistent with the Intended Tax Treatment for United States federal income Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding the foregoing, none of Parent, Merger Sub, or the Company makes any representations or warranties to any securityholder of Parent or the Company regarding the Tax treatment of the Merger, or any of the Tax consequences to any securityholder of Parent or the Company of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby.

(c)        The Company shall use its reasonable best efforts to deliver to Akerman and Perkins Coie a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 5.1(d) and signed by an officer of the Company, containing representations of the Company, and Parent (and Merger Sub) shall use their reasonable best efforts to deliver to Akerman and Perkins Coie a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 5.1(d) and signed by an officer of Parent (and Merger Sub), containing representations of Parent (and Merger Sub), in each case as shall be reasonably necessary or appropriate to enable Akerman and Perkins Coie to render the applicable tax opinions described in Section 5.1(d).

5.12.       Directors and Officers .  The Parties shall use reasonable best efforts and take all necessary action prior to the Effective Time so that immediately after the Effective Time, (a) the Parent Board is comprised of seven (7) members, with two (2) such members designated by Parent prior to the Effective Time and five (5) such members designated by the Company prior to the Effective Time (the “Company Designees”), and (b) the Persons listed in Exhibit D under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person listed in Exhibit D is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor.

5.13.      Termination of Certain Agreements and Rights.  The Company shall cause any Investor Agreements (excluding the Company Voting Agreement) to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.14.      Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock, if any, and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Promptly following the date of this Agreement and at least thirty (30) calendar days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.15.      Cooperation.  Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.16.       Allocation Certificates.

(a)        The Company will prepare and deliver to Parent at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Capital Stock and Company Options, (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held and/or underlying the Company Options as of the immediately prior to the Effective Time for each such holder; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

(b)         Parent will prepare and deliver to the Company at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent setting forth, as of immediately prior to the Effective Time (i) each record holder of Parent Common Stock, Parent Options or Parent Warrants, (ii) such record holder’s name and address, (iii) the number of shares of Parent Common Stock held and/or underlying the Parent Options or Parent Warrants as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).

5.17.     Company Financial Statements.  As promptly as reasonably practicable following the date of this Agreement (a) and no later than the four (4) month anniversary of the date hereof, the Company will furnish to Parent audited financial statements of the Company for the fiscal years ended 2021 and 2022 for inclusion in the Proxy Statement and the Registration Statement (the “Company Audited Financial Statements”) and (b) the Company will furnish to Parent unaudited interim financial statements of the Company for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.18.       Takeover Statutes.  If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.19.     Stockholder Litigation.  Each Party shall keep the other Party reasonably informed regarding any stockholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions. Prior to the Closing, Parent shall reasonably consult with and permit the Company and its Representatives to participate in consideration to the Company’s advice with respect to stockholder litigation. Parent shall promptly advise the Company orally and in writing of the initiation of and shall keep the Company reasonably apprised of any material developments in connection with any such stockholder litigation. Notwithstanding the foregoing, any non-monetary settlement specifically imposed on and enforceable against an individual director of Parent as of immediately prior to the Closing shall not be agreed to by the Company without the written consent of such director or any such director correctly serving as a member of the board of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1.        No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2.         Stockholder Approval.  (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

6.3.        Listing (a) The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

6.4.        Effectiveness of Registration Statement.  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC in writing) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

SECTION 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1.        Accuracy of Representations.  The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The net revenue for fiscal years 2021 and 2022 as set forth in the Company Audited Financial Statements and prepared in accordance with GAAP, consistently applied, shall not be less than eighty percent (80%) of the corresponding year’s net revenue set forth in the Company Financials for the same or equivalent periods as prepared in accordance with GAAP, consistently applied. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the following clause (b), as of such particular date) or (b) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2.         Performance of Covenants.  The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3.         Documents.  Parent shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Sections 7.1, 7.2, and 7.6 have been duly satisfied;

(b)         the Allocation Certificate;

(c)         an employment agreement by and between Parent and the individual identified on Exhibit E, in form and substance reasonably acceptable to Parent, duly executed by such individual;

(d)         counterpart signature pages executed by Gudai, in the capacity of Chief Executive Officer of Kubient, to employment agreements to be entered into by and between Parent and each of the individuals identified on Exhibit J, reflecting the terms set forth in Exhibit L (the “Kubient Executive Employment Agreements”); and

(e)          a restrictive covenant agreement by and between Parent and the individual identified on Exhibit F, substantially in the form attached hereto as Exhibit G, duly executed by such individual.

7.4.         Consents. All approvals, consents and waivers that are listed on Section 5.8 of the Company Disclosure Schedule shall have been received, and executed counterparts thereof shall have been delivered to Parent at or prior to the Closing.

7.5.        FIRPTA Certificate.  Parent shall have received (i) a signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) a signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.

7.6.         No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.7.         Termination of Investor Agreements.  The Investor Agreements shall have been terminated (or will be terminated as of the Closing).

7.8.         Company Stockholder Written Consent.  The Company Stockholder Written Consent executed by the Company Signatories shall be in full force and effect.

7.9.         Company Lock-Up Agreements.  Parent shall have received the Company Lock-Up Agreements duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect.

7.10.      Company Net Cash and Indebtedness.  Parent and the Company have agreed in writing upon the Net Cash and Indebtedness Calculation, or the Accounting Firm has delivered its determination with respect to the Net Cash and Indebtedness Calculation, in each case pursuant to Section 1.6.

7.11.      Capital Raise.  Following the date of this Agreement and prior to the Closing, the Company shall have raised a minimum of $2.5 million through the consummation of one or more equity financings, whether in the form of capital stock, securities exercisable, exchangeable or convertible into capital stock, simple agreements for future equity, or other securities. For the avoidance of doubt, this amount shall not include the Promissory Note or any amounts paid or loaned to the Company by Gudai or Fine prior to the date of this Agreement.

7.12.      No Debt Default.  As of immediately prior to the Closing, the Company shall not be in default under or breach of the Pius Agreement that is not the subject of a forbearance agreement or similar waiver (including as may be set forth in the consent to be delivered pursuant to Section 7.4).

SECTION 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1.        Accuracy of Representations.  The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the following clause (b), as of such particular date) or (b) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2.        Performance of Covenants.  Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3.         Documents.  The Company shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2, and 8.5 have been duly satisfied;

(b)          the Parent Outstanding Shares Certificate;

(c)          a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Closing pursuant to Section 5.12 hereof; and

(d)          counterpart signature pages executed by each of the individuals identified on Exhibit J, to the Kubient Executive Employment Agreements.

8.4.         Consents. All approvals, consents and waivers that are listed on Section 5.8 of the Parent Disclosure Schedule shall have been received, and executed counterparts thereof shall have been delivered to Company at or prior to the Closing.

8.5.         No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

8.6.        No Litigation. With respect to the matter disclosed as Item 1 in Section 3.7(d) of the Parent Disclosure Schedule, no Governmental Body shall have asserted any claims against Parent or any Parent Related Party in any Legal Proceeding that would reasonably be expected to result in Liability, directly or indirectly, to Parent or any of its Subsidiaries (including, for the avoidance of doubt, potential Liabilities with respect to any alleged securityholder litigation claims), in excess of $10,000,000.

8.7.        Parent Board. As of the Effective Time, the Company Designees shall have been duly elected to, and become members of, the Parent Board in accordance with Parent’s Organizational Documents, and the Board will be comprised as contemplated in Section 5.11.

SECTION 9.	TERMINATION

9.1.          Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Stockholder Matters by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company if the Contemplated Transactions shall not have been consummated by December 31, 2023 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Exchange Act the Registration Statement by the date which is thirty (30) calendar days prior to the End Date, then either Parent or the Company shall be entitled to extend the End Date for an additional sixty (60) calendar days by written notice to the other party;

(c)         by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)         by Parent if the Company Stockholder Written Consent executed by each Company Signatory shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act;

(e)         by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the Parent Stockholder Matters shall not have been approved at such Parent Stockholders’ Meeting by the Required Parent Stockholder Vote;

(f)          by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g)          by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;

(h)         by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i)          by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j)          by Parent, at any time, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(d) with respect to such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) substantially concurrently with such termination, Parent pays to the Company the amount contemplated by Section 9.3(b); or

(k)          by Parent, if the Company Audited Financial Statements have not been provided by the Company to Parent on or prior to the four (4) month anniversary of the date hereof, provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(k) after the time such Company Audited Financial Statements have been delivered.

The Party desiring to terminate this Agreement pursuant to Section 9.1, shall give the other party written a notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2.         Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and there shall be no Liability on the part of Parent, Merger Sub, the Company, any Parent Related Party or any Company Related Party; provided, however, that (a) this Section 9.2, Section 5.9, Section 9.3, Section 10.1, Section 11 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for intentional fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3.          Expenses; Termination Fees.

(a)         Except as set forth in this Section 9.3, Section 5.7(d), and Section 5.10, all the Transaction Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, the Company shall pay all fees and expenses incurred under clauses (b) and (d) of the definition of the Transaction Expenses.

(b)          In the event that either:

(i)         (A) this Agreement is terminated pursuant to Section 9.1(b) or Section 9.1(e), (B) at any time after the date hereof and before such termination an Acquisition Proposal with respect to Parent shall have been either publicly announced or disclosed to Parent or the Parent Board, in each case after the date of this Agreement but prior to the termination of this Agreement and (C) within 12 months after the date of such termination, Parent consummates a Subsequent Transaction, whether or not in respect of the Acquisition Proposal referred to in clause (B);

(ii)        this Agreement is terminated by the Company pursuant to Section 9.1(f); or

(iii)       this Agreement is terminated by Parent pursuant to Section 9.1(j);

then, in each case, Parent shall pay to the Company an amount equal to $250,000 (the “Company Termination Fee”) at the earliest to occur of: (A) consummation of such Subsequent Transaction, in the case of clause (i), (B) termination under clause (ii) or (C) termination under clause (iii).

(c)        The Parties agree that, except in the case of fraud, (i) subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(c) shall limit the rights of any Party under Section 11.3(a).

(d)        Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement or the other Transaction Documents and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.

SECTION 10.	CERTAIN LIMITATIONS

10.1.      Limitation on Warranties; No Reliance.

(a)          Except for the representations and warranties expressly set forth in Section 2 (each of which, for the avoidance of doubt, is qualified by any related item in the Company Disclosure Schedule), (a) none of the Company, any Company Related Party or any other Person is making or will be deemed to have made, and none of the Company, any Company Related Party or any other Person will have or be subject to any losses, claims, Liabilities or other damages arising out of, relating to, or resulting from, any other representation or warranty, written or oral, common law or statutory, express or implied (including with respect to non-infringement, merchantability or suitability for fitness for any particular purpose), as to the accuracy or completeness of, or the distribution to, or use by, Parent or Merger Sub, of, any advice, document, or other information regarding the Company Capital Stock, the Company, or the business, financial condition, assets (including the condition, value, quality, or suitability of any asset), or liabilities of the Company, including any estimates, budgets, forecasts, plans, projections and statements (any of the foregoing, a “Company Extra-Contractual Statement”).  Parent and Merger Sub (for themselves and their respective Parent Related Parties) hereby acknowledge and agree that, except as expressly provided in Section 2, Parent is acquiring the Company, its assets, and the shares of Company Capital Stock on an “as is, where is” basis.  Except as expressly provided in Section 2, none of the Company, any Company Related Party or any other Person have made, and each of the Company, such Company Related Party and any such other Person hereby expressly disclaims and negates, and each of Parent and Merger Sub hereby expressly waives and is not relying on, any Company Extra-Contractual Statement (including any express or implied warranty relating to the Company Capital Stock, or any asset (tangible, intangible, real, personal or mixed) of the Company, including warranties of fitness, non-infringement, merchantability or suitability or fitness or a particular purpose), and each of Parent and Merger Sub hereby expressly waives and relinquishes any and all rights, claims, and causes of action in connection with, the accuracy, completeness, or materiality of any Company Extra-Contractual Statement heretofore furnished or made available to Parent, Merger Sub, or their respective Parent Related Parties (it being intended that no Company Extra-Contractual Statement will survive the execution and delivery hereof).

(b)         Except for the representations and warranties expressly set forth in Section 3 (each of which, for the avoidance of doubt, is qualified by any related item in the Parent Disclosure Schedule or the Relevant SEC Filings), (a) none of Parent, Merger Sub, any Parent Related Party or any other Person is making or will be deemed to have made, and none of Parent, Merger Sub, any Parent Related Party or any other Person will have or be subject to any losses, claims, Liabilities or other damages arising out of, relating to, or resulting from, any other representation or warranty, written or oral, common law or statutory, express or implied (including with respect to non-infringement, merchantability or suitability for fitness for any particular purpose), as to the accuracy or completeness of, or the distribution to, or use by, the Company, of, any advice, document, or other information regarding the Parent Common Stock, Parent, or the business, financial condition, assets (including the condition, value, quality, or suitability of any asset), or liabilities of Parent or Merger Sub, including any estimates, budgets, forecasts, plans, projections and statements (any of the foregoing, a “Parent Extra-Contractual Statement”).  Except as expressly provided in Section 3, none of the Parent, Merger Sub, any Parent Related Party or any other Person has made, and each of Parent, Merger Sub, such Parent Related Party and any such other Person hereby expressly disclaims and negates, and the Company hereby expressly waives and is not relying on, any Parent Extra-Contractual Statement (including any express or implied warranty relating to the Parent Common Stock, or any asset (tangible, intangible, real, personal or mixed) of Parent, including warranties of fitness, non-infringement, merchantability or suitability or fitness or a particular purpose), and the Company hereby expressly waives and relinquishes any and all rights, claims, and causes of action in connection with, the accuracy, completeness, or materiality of any Parent Extra-Contractual Statement heretofore furnished or made available to the Company or its Company Related Parties (it being intended that no Parent Extra-Contractual Statement will survive the execution and delivery hereof).

10.2.       Disclosure Schedule.

(a)        All representations and warranties of the Company in this Agreement or the certificate delivered pursuant to Section 7.3(a) are made subject to and modified by the exceptions noted in the Company Disclosure Schedule.  A disclosure made by the Company in any Section of the Company Disclosure Schedule (or subparts thereof) that reasonably informs Parent of information with respect to another Section of this Agreement, the certificate delivered pursuant to Section 7.3(a) or the Company Disclosure Schedule (or subparts thereof) in order to avoid a misrepresentation thereunder will be deemed, for all purposes of this Agreement and the certificate delivered pursuant to Section 7.3(a), to have been made with respect to all such other Sections of this Agreement, the certificate delivered pursuant to Section 7.3(a) and the Company Disclosure Schedule (or subparts thereof) to the extent its relevance is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other Section of this Agreement, the certificate delivered pursuant to Section 7.3(a) or Company Disclosure Schedule (or subparts thereof), notwithstanding any cross-references or lack of a Schedule reference in any representation or warranty.  Disclosure of such additional information will not be deemed to constitute an acknowledgment that such information is required to be disclosed, and disclosure of such information will not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement.  Inclusion of information in the Company Disclosure Schedule will not be construed as an admission that such information is material to the business, assets, liabilities, financial position, operations, prospects or results of operations of the Company.

(b)        All representations and warranties of Parent and Merger Sub in this Agreement or the certificate delivered pursuant to Section 8.3(a) are made subject to and modified by the exceptions noted in the Parent Disclosure Schedule and the Relevant SEC Filings.  A disclosure made by Parent or Merger Sub in any Section of the Parent Disclosure Schedule (or subparts thereof) that reasonably informs the Company of information with respect to another Section of this Agreement, the certificate delivered pursuant to Section 8.3(a) or the Parent Disclosure Schedule (or subparts thereof) in order to avoid a misrepresentation thereunder will be deemed, for all purposes of this Agreement and the certificate delivered pursuant to Section 8.3(a), to have been made with respect to all such other Sections of this Agreement, the certificate delivered pursuant to Section 8.3(a) and the Parent Disclosure Schedule (or subparts thereof) to the extent its relevance is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other Section of this Agreement, the certificate delivered pursuant to Section 8.3(a) or Parent Disclosure Schedule (or subparts thereof), notwithstanding any cross-references or lack of a Schedule reference in any representation or warranty.  Disclosure of such additional information will not be deemed to constitute an acknowledgment that such information is required to be disclosed, and disclosure of such information will not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement.  Inclusion of information in the Parent Disclosure Schedule will not be construed as an admission that such information is material to the business, assets, liabilities, financial position, operations, prospects or results of operations of Parent.

10.3.       Survival.

(a)        The representations, warranties, covenants, or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement (other than the covenants and agreements that by their terms are expressly required to be performed after the Closing (“Surviving Covenants”)) will terminate upon, and not survive, the Closing, and Surviving Covenants will survive the Closing only in accordance with the terms thereof, and thereafter there will be no liability on the part of, nor will any claim be made by, any Party, or any of their respective Affiliates in respect thereof.

(b)         It is the express intent of the Parties that the termination and non-survival of each representation, warranty, covenant and agreement in this Agreement is shorter than the statute of limitations that may otherwise have been applicable to such representation, warranty, covenant or agreement if it survived, and, by contract, the applicable statute of limitations with respect to such representation, warranty, covenant or agreement (and any associated right to bring a claim for a breach of such representations, warranties, covenants and agreements) is hereby reduced so that it ends at the Closing, as provided in Section 10.4(a).  The terms of this Agreement (including the specific representations, warranties, covenants and agreements set forth in this Agreement and the non-survivability of such representations, warranties, covenants and agreements) were specifically bargained-for among the Parties.  Each Party acknowledges that this Agreement is the result of arm’s-length negotiations among the Parties and embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations.

SECTION 11.	MISCELLANEOUS PROVISIONS

11.1.       Reserved.

11.2.      Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Stockholder Vote or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

11.3.       Waiver.

(a)         No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)        No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4.     Entire Agreement; Counterparts; Exchanges by Electronic Transmission.  This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5.       Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6.       Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

11.7.       Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.8.      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Kubient, Inc.
500 7th Avenue, 8th Floor
New York, NY 10018
Attention: Paul Roberts
Email: paul@kubient.com

with a copy to (which shall not constitute notice):

Akerman LLP
500 West 5th Street, Suite 1210
Austin, TX 78701
Attention: Marc Adesso and Palash Pandya
Email: marc.adesso@akerman.com and palash.pandya@akerman.com if to the Company:

Adomni, Inc.
120 Rafael Ridge Way
Las Vegas, NV 89119
Attention: Jonathan Gudai
Email: jgudai@adomni.com

with a copy to (which shall not constitute notice):

Perkins Coie LLP

3150 Porter Drive
Palo Alto, California 94304-1212
Attention: Matt Oshinsky
Email: MOshinsky@perkinscoie.com

1201 3rd Avenue, Suite 4900
Seattle, Washington 98059
Attention: Arian Galavis
Email: AGalavis@perkinscoie.com

11.9.       Cooperation.  Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.10.      Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.11.     Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

11.12.    No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.13.   Representation of Counsel.  Each of the Parties acknowledges that Perkins Coie currently serves as counsel to the Company, including in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Contemplated Transactions. There may come a time, including after consummation of the Contemplated Transactions, when the interests of the Company may no longer be aligned or when, for any reason, Parent, the Company, any equityholder of Parent or the Company (each, an “Equityholder”), or Perkins Coie believes that Perkins Coie can or should no longer represent the Company, Parent or any Equityholder. The Parties understand and specifically agree that Perkins Coie may withdraw from representing the Company and continue to represent any Equityholder, even if their respective interests, and the interests of the Company are or may be adverse, including in connection with any dispute arising out of or relating to this Agreement, any other Transaction Document or the Contemplated Transactions, and even though Perkins Coie may have represented the Company in a matter substantially related to such dispute or may be handling ongoing matters for Parent, the Company or any of their respective Affiliates, and Parent and the Company hereby consent thereto and waive any conflict of interest arising therefrom.

11.14.     Construction.

(a)          References to “cash,” “dollars” or “$” are to U.S. dollars.

(b)         For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)        The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f)          Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted thereof and all rules, regulations, and statutory instruments issued or related to such legislations.

(g)         The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h)         Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(i)           Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

KUBIENT, INC.

By:	/s/ Paul Roberts
Name:	Paul Roberts
Title:	Chief Executive Officer

ADM MERGER SUB, INC.

By:	/s/ Paul Roberts
Name:	Paul Roberts
Title:	President

ADOMNI, INC.

By:	/s/ Jonathan Gudai
Name:	Jonathan Gudai
Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

(a)	For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any bona fide offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates) contemplating or otherwise relating to or which would reasonably be interpreted to lead to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the voting power of such Party; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

Notwithstanding the foregoing, in the case of the Company, “Acquisition Transaction” shall not include any bona fide equity financing to the extent the securities issued by the Company thereunder (or any securities issuable upon exercise, conversion or exchange thereof) are included in Company Outstanding Shares.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Audited Net Revenues” means net revenues of Parent as set forth in the audited consolidated financial statements included with Parent’s Annual Report on Form 10-K.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York are authorized or obligated by Law to be closed.

“CAA” means the Consolidated Appropriations Act, 2021.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as amended.

Exhibit A-1

“Cash and Cash Equivalents” means all (a) unrestricted cash and cash equivalents, and (b) marketable securities, in each case determined in a manner consistent with the manner in which such items were determined for Company’s most recent financial statements.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of any member of Company Group.

“Company Board” means the board of directors of the Company.

“Company Business” means the business or businesses of Parent, the Company or any of their respective Subsidiaries, as may be conducted from time to time whether prior to or after the Effective Time.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company Group is a Party; (b) by which the Company Group or any Company IP or any other asset of the Company Group is or may become bound or under which the Company Group has, or may become subject to, any obligation; or (c) under which the Company Group has or may acquire any right or interest.

“Company Convertible Notes” means those certain convertible promissory notes issued under or subject to the Amended and Restated Note Purchase Agreement, dated as of October 22, 2021 (as amended from time to time), by and among the Company and the purchasers party thereto and outstanding as of immediately prior to the Effective Time, as further described in Item 4 of Section 2.5(d) of the Company Disclosure Schedule.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors).

“Company Group” means the Company and its Subsidiaries.

“Company Indebtedness” means, without duplication, any Indebtedness of the Company Group as of the Measurement Time, determined in a manner substantially consistent with the manner in which items were determined for Company’s most recent financial statements. For the avoidance of doubt, “Company Indebtedness” shall include the Company Convertible Notes, the Promissory Note, all Indebtedness of the Company Group related to the Pius Agreement, and all Indebtedness of the Company for amounts owed to Fine, Gudai or other equityholders of the Company, in each case to the extent then-outstanding.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company Group.

Exhibit A-2

“Company Lock-Up Agreements” means those lock-up agreements to be entered into between Parent and the Company Lock-Up Signatories, which would restrict the ability of each such Company Lock-Up Signatory to transfer shares of Parent Common Stock for a period ending no later than the 6-month anniversary of this Agreement, in each case in form and substance reasonably acceptable to Parent.

“Company Lock-Up Signatory” means those individuals set forth on Exhibit K.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects has a material adverse effect on the business, financial condition, operations or results of operations of the Company Group taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which the Company Group operates, (b) natural disasters, acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) national or international political or social conditions, (e) “acts of god”, epidemics and pandemics (including any impacts from COVID-19 or its variants), earthquakes, hurricanes, tornados, fires, floods, disease outbreaks or other natural disasters, (f) international diplomatic or trade relations, (g) any failure by the Company Group to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Company Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred), (h) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (i) those matters set forth on Schedule A-3, (j) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, or (k) resulting from the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (f), to the extent disproportionately affecting the Company Group relative to other similarly situated companies in the industries in which the Company Group operates.

“Company Net Cash” means the sum of the Company’s Cash and Cash Equivalents, in each case as of the Measurement Time, in each case determined in a manner consistent with the manner in which such items were determined for Company’s most recent financial statements.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time and (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any such outstanding options or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock reserved for issuance other than with respect to outstanding Company Options under the Company Plan as of immediately prior to the Effective Time).

“Company Preferred Stock” means the Series Seed Preferred Stock and Series Seed 2 Preferred Stock.

Exhibit A-3

“Company Related Parties” means each equityholder of the Company, on its own behalf and on behalf of its past, present and future agents, representatives, attorneys and other professionals, Affiliates, heirs, beneficiaries, executors, trustees, administrators, employees, officers, directors, managers, controlling Persons, equityholders, members, general or limited partners, Subsidiaries, successors, assigns and all other Persons that have or could potentially derive rights through it.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; or (b) the Company shall have entered into any letter of intent or similar document relating to any Acquisition Proposal in violation of the terms of this Agreement.

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company for the 3 month period ended March 31, 2023 provided to Parent prior to the date of this Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of July 5, 2022, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement and the other Transaction Documents.

“Continuing Service Providers” means employees, independent contractors and advisors of the Company Group who become employees, independent contractors or advisors of Parent or an Affiliate of Parent immediately after the Effective Time or who continue an employment, independent contractor or advisor relationship with the Surviving Corporation immediately after the Effective Time.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or strains thereof.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Exhibit A-4

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(g), (rounded to four decimal places) the quotient obtained by dividing (i) (A) the Purchase Price divided by (B) the number of Company Outstanding Shares by (ii) the Parent 30-Day VWAP.

“Fidelity Media” means Fidelity Media, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

Exhibit A-5

“Indebtedness” means, without duplication and with respect to the Company Group, all (a) indebtedness for borrowed money, including the original principal and accrued interest under the Company Convertible Notes (and including any additional amounts payable thereunder in connection with a change in control, for the avoidance of doubt, to the extent due and payable as of the Effective Time); (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by the Company Group on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities or following reasonable due inquiry of such individual’s direct reports.

“Knowledge of the Company” means the Knowledge of Jonathan Gudai.

“Knowledge of Parent” means the Knowledge of Paul Roberts or Josh Weiss.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

Exhibit A-6

“Measurement Time” means 12:01 a.m. Pacific Time on the Anticipated Closing Date.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to a corporation, (a) the certificate of incorporation of such Person and (b) bylaws of such Person, in each case, as amended or supplemented.

“Parent 30-Day VWAP” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq as reported by Bloomberg L.P. for the thirty (30) consecutive trading days ending on the day immediately prior to the date hereof.

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any Subsidiary thereof.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2022 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Change in Circumstance” means a material change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement that was neither known to Parent or its board of directors nor reasonably foreseeable on, or prior to, the date of this Agreement.

“Parent Common Stock” means the Common Stock, $0.00001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent, any of its Subsidiaries or any Parent IP or any other asset of Parent or any of its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or any of its Subsidiaries has or may acquire any right or interest.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6(a) and (c) (Capitalization) and 3.21 (No Financial Advisors).

“Parent IP” means all Intellectual Property Rights that are owned or purported to be owned by Parent or its Subsidiaries.

Exhibit A-7

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects has a material adverse effect on the business, financial condition, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which Parent operates, (b) natural disasters, acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition) national or international political or social conditions, (e) “acts of god”, epidemics and pandemics (including any impacts from COVID-19 or its variants), earthquakes, hurricanes, tornados, fires, floods, disease outbreaks or other natural disasters, (f) international diplomatic or trade relations, (g) any failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Parent Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Parent Material Adverse Effect has occurred), (h) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (i) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, or (j) resulting from the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (f), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent Outstanding Shares” means, as of the relevant time of determination, subject to Section 1.5(g), as applicable, the total number of shares of Parent Common Stock outstanding as of such time expressed on a fully-diluted basis, and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Options, Parent RSUs, Parent Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger. Notwithstanding any of the foregoing, no out of the money Parent Warrants shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

“Parent Related Parties” means the Surviving Corporation, Parent, Merger Sub, and each of their respective Subsidiaries, divisions, Affiliates, predecessors, successors, assigns, controlling Persons, equityholders, members, general or limited partners, directors, officers, attorneys and other professionals, principals, trustees, employees, representatives, agents, heirs, executors and administrators, whether past, present, or future.

“Parent RSUs” means any restricted stock unit award granted pursuant to the Parent Stock Plans or otherwise.

“Parent Stock Plans” means the Amended and Restated Kubient, Inc. Incentive Stock Plan dated October 2, 2019 and the Kubient, Inc. 2021 Equity Incentive Plan.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4) in violation of the terms of this Agreement.

Exhibit A-8

“Parent Warrants” means the warrants to purchase shares of capital stock of Parent.

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and (g) in the case of any securities, restrictions (whether on the transferability thereof or otherwise) imposed under applicable securities Laws.

“Person” means any individual, Entity or Governmental Body.

“Pius Agreement” means that certain Proceeds Disbursing and Security Agreement, by and among Adomni, Inc., UMB Bank, National Association, and Newlight Capital LLC, dated as of October 26, 2021, and the related documents contemplated therein.

“Purchase Price” means (a) $44,000,000, minus (b) Company Indebtedness, as determined in accordance with Section 1.6, plus (c) Company Net Cash, as determined in accordance with Section 1.6.

“Proxy Statement” means the definitive proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Reference Date” means May 23, 2023.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

Exhibit A-9

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series Seed Preferred Stock” means the Series Seed Preferred Stock, $0.0001 par value per share, of the Company.

“Series Seed 2 Preferred Stock” means the Series Seed 2 Preferred Stock, $0.0001 par value per share, of the Company.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable from a financial point of view to Parent’s stockholders, taking into account all the terms and conditions of such proposal and this Agreement and taking into account all other financial, legal, regulatory and other aspects of such Acquisition Proposal that the Parent Board considers in good faith to be appropriate (including the likelihood of consummation thereof), than the Merger.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind in the nature of a tax, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

Exhibit A-10

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form (including any FinCEN Form 114), election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Documents” means this Agreement, the Company Voting Agreement, the Restrictive Covenants Agreement, the Promissory Note and all the other agreements, certificates, instruments and other documents to be executed or delivered by one or more of the Parties pursuant to or as required by this Agreement.

“Transaction Expenses” means, with respect to each party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) the Nasdaq Fees; and (e) only with respect to Parent, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” or “double-trigger” provisions triggered prior to, in connection with or following the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant of Parent in connection with the consummation of the Contemplated Transactions.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

Exhibit A-11

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accounting Firm	1.6(e)
Agreement	Preamble
Akerman	5.1(d)
Allocation Certificate	5.16(a)
Anti-Bribery Laws	2.23
Anticipated Closing Date	1.6(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company 2023 Net Revenues	1.9(a)(i)
Company Audited Financial Statements	5.17
Company Benefit Plan	2.17(a)
Company Board Recommendation	5.2(d)
Company Designees	5.12
Company Disclosure Schedule	Section 2
Company Extra-Contractual Statement	10.1(a)
Company Financials	2.7(a)
Company In-bound License	2.12(d)
Company Interim Financial Statements	5.17
Company Material Contract	2.13(a)
Company Material Contracts	2.13(a)
Company Out-bound License	2.12(d)
Company Permits	2.14(b)
Company Plan	2.6(c)
Company Real Estate Leases	2.11
Company Signatories	Recitals
Company Stockholder Matters	5.2(a)
Company Stockholder Written Consent	Recitals
Company Stockholder Written Consents	Recitals
Company Termination Fee	9.3(b)
Company Voting Agreement	Recitals
Continuing Employees	5.6(a)
Convertible Company Securities	1.5(e)
Costs	5.7(a)
D&O Indemnified Parties	5.7(a)
Dispute Notice	1.6(b)
Dissenting Shares	1.10(a)
Earn-Out Date	1.9(b)
Earn-Out Shares	1.9(a)
Effective Time	1.3
End Date	9.1(b)
Equityholder	11.13

Exhibit A-12

Term	Section

Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
Fine	Recitals
Gudai	Recitals
Information Statement	5.2(a)
Intended Tax Treatment	5.11(a)
Investor Agreements	2.22(b)
Kubient Executive Employment Agreements	7.3(d)
Liability	2.9
Maximum Amount	5.7(d)
Merger	Recitals
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
Nasdaq Fees	5.10
Nasdaq Listing Application	5.10
Net Cash and Indebtedness Calculation	1.6(a)
Net Cash and Indebtedness Schedule	1.6(a)
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(c)
Parent Board Recommendation	5.3(c)
Parent Budget	4.1(b)(vi)
Parent Convertible Securities	3.6(d)
Parent Determination Notice	5.3(d)(i)
Parent Disclosure Schedule	Section 3
Parent Extra-Contractual Statement	10.1(b)
Parent In-bound License	3.12(d)
Parent Material Contract	3.13
Parent Out-bound License	3.12(d)
Parent Outstanding Shares Certificate	5.16(b)
Parent Permits	3.14(b)
Parent Real Estate Leases	3.11
Parent SEC Documents	3.7(a)
Parent Stockholder Matters	5.3(a)
Parent Stockholders’ Meeting	5.3(a)
Pledgors	Recitals
Post-Closing Plans	5.6(a)
Pre-Closing Period	4.1(a)
Promissory Note	Recitals
Relevant SEC Filings	Section 3
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Response Date	1.6(b)
Sensitive Data	2.12(g)
Stockholder Notice	5.2(c)
Surviving Corporation	1.1
Surviving Covenants	10.3(a)

Exhibit A-13